Exhibit 99.3

Amendment No. 1

to the

Caredx, Inc.

2025 Inducement Plan

July 27, 2026

This Amendment No 1 (this “Amendment”) to the CareDx, Inc. 2025 Inducement Plan (the “Plan”) was adopted and approved by the Compensation and Human Capital Committee (the “Committee”) of the Board of CareDx, Inc. (the “Company”) as of the date first written above.

WHEREAS, the Company maintains the Plan, and pursuant to Section 7(b) of the Plan, the Committee is authorized to amend the Plan;

WHEREAS, the Committee desires to amend the Plan to increase the number of shares of the Company’s Common Stock reserved and available for issuance thereunder; and

NOW, THEREFORE, the Plan is hereby amended as follows.

1.	Capitalized Terms. Capitalized terms that are not defined in this Amendment shall have the meanings ascribed thereto in the Plan.

2.	Amendments to the Plan.

i.	Section 2(a) of the Plan is hereby amended in its entirety to read as follows:

“(a) Share Reserve. Subject to adjustment in accordance with Section 2(b) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed 750,000 shares.

3.	Ratification and Confirmation. Except as specifically amended by this Amendment, the Plan is hereby ratified and confirmed in all respects and remains valid and in full force and effect.

4.	Choice of Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to the principles of conflicts of laws thereof.

5.	Headings. Section headings are for convenience only and shall not be considered a part of this Amendment.

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